UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of September, 2013

Commission File Number: 000-51310

XTL Biopharmaceuticals Ltd.

(Translation of registrant’s name into English)

85 Medinat Hayehudim St., Herzliya
Pituach, PO Box 4033,

Herzliya 4614001, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐      No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

Incorporation by Reference: This Form 6-K of XTL Biopharmaceuticals Ltd. dated September 12, 2013 is hereby incorporated by reference into the registration statements on Form F-3 (File No. 333-141529, File No. 333-147024 and File No. 333-153055) filed by XTL Biopharmaceuticals Ltd. with the Securities and Exchange Commission on March 23, 2007, October 30, 2007 and August 15, 2008, respectively, and the registration statements on Form S-8 (File No. 333-148085, File No. 333-148754 and File No. 333-154795) filed by XTL Biopharmaceuticals Ltd. with the Securities and Exchange Commission on December 14, 2007, January 18, 2008, and October 28, 2008, respectively.

Following the Company's September 11, 2013 filing regarding the receipt and evaluation of several applications to acquire all of its holdings in Proteologics Ltd. (hereinafter “Proteologics”), which amounts to 6,738,828 ordinary shares of Proteologics (reflecting 44.95% of the issued and outstanding share capital of Proteologics as of the date of this report (hereinafter the “Sale Shares”)), the Company hereby announces that today, following the approval of the board of directors of the Company, the Company has entered into an agreement with Zmiha Investment House Ltd. (hereinafter the “Buyer”) for the sale of the Sale Shares (hereinafter the “Agreement”), whose material terms are as follows:

1.	On the date that the Buyer appoints its directors to the board of Proteologics (such that Buyer will control a majority of the directors on the board) (hereinafter: the "Completion Date") and in exchange for the payment of NIS 12,121 thousand, which includes a premium for gaining control of Proteologics (hereinafter "the Consideration"), the Buyer shall acquire from the Company, in a private transaction, the Sale Shares, free and clear of any encumbrances.

2.	In order to secure the Consideration and transfer of the Sale Shares in accordance with the Agreement, the parties to the Agreement shall transfer the Sale Shares and the Consideration to a trustee account held by a trustee on the signing date.

3.	On the Completion Date, the trustee shall transfer NIS 9,665,000 out of the Consideration to the Company and the Sale Shares to the Buyer.

4.	During the period from the signing and until the expiry of 10 business days from the Completion Date, the Buyer shall carry out an independent due diligence review of the assets and the cash of Proteologics, upon expiry of which, if an adjustment is required, it shall be approved by an agreed upon external expert. The aforesaid change shall be deducted or added to the Consideration, and, where an addition is required, the Buyer shall transfer such additional amount to the trust account within one (1) business day from the date of such demand by the trustee.

5.	After the Completion Date, and following the change of control of the Buyer, Proteologics shall apply to the Israeli courts to seek a settlement procedure in accordance with Section 350 to the Israeli Companies Act-1999 (hereinafter "the Israeli Companies Act").

6.	After the expiry of the aforesaid 10 business days, excluding an amount of NIS 1 million (hereinafter: "350 Security"), which shall remain in the trust account until the earlier of: (a) four (4) months from the Completion Date, or (b) receipt of court approval pursuant to Section 350 of the Israeli Companies Act (hereinafter: "the Determining Date"), the trustee shall transfer, within two (2) business days after the Determining Date, the balance of the Consideration to the Seller. If the Determining Date stems from the court decision under the Israeli Companies Act and as a result of such decision, a change will be required to the Consideration, the parties have agreed that such a deduction as above will be limited to NIS 9,665 thousand and the Buyer hereby waives any claim or demand in relation thereto.

The Company shall update in an immediate report on the transfer of the Sale Shares on the Completion Date.

XTL Biopharmaceuticals Ltd.

About XTL Biopharmaceuticals Ltd. (“XTL”)

XTL Biopharmaceuticals Ltd., a biopharmaceutical company, focuses on the acquisition, development, and commercialization of pharmaceutical products for the treatment of clinical unmet needs. XTL is focused on late stage clinical development of drugs for the treatment of multiple myeloma, schizophrenia, and hepatitis C.

XTL’s lead drug candidate, rHuEPO, for the treatment of multiple myeloma blood cancer, was granted an orphan drug designation from the FDA. rHuEPO has been approved for marketing by the FDA and has for many years been sold for billions of dollars across the world for the treatment of severe anemia.

XTL holds more than 44.9% in Proteologics Ltd. (TASE: PRTL), and controls InterCure Ltd. (TASE: INCR), a company which has disrupted the $42 billion hypertension industry with the world's first FDA-cleared, OTC blood pressure treatment device, RESPeRATE® (www.resperate.com).

XTL is a public company traded on the NASDAQ Stock Market (NASDAQ: XTLB) and the Tel Aviv Stock Exchange (TASE: XTL). XTL shares are included in the following indices: Tel-Aviv MidCap-50, Tel-Aviv Biomed, Tel-Aviv MidCap, and Tel-Aviv Bluetech-50.

Contact:

Investor Relations, XTL Biopharmaceuticals Ltd.

Tel: +972 9 955 7080, Email: ir@xtlbio.com, www.xtlbio.com

Contact:

Investor Relations, XTL Biopharmaceuticals Ltd.

Tel: +972 9 955 7080, Email: ir@xtlbio.com

Cautionary Statement

Some of the statements included in this Form 6-K may be forward-looking statements that involve a number of risks and uncertainties. For those statements, we claim the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

XTL BIOPHARMACEUTICALS LTD.

Date: September 12, 2013	By:	/s/ David Grossman
David Grossman Chief Executive Officer

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